UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

YUCHENG Technologies Limited

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

G98777108

(CUSIP Number)

Weidong Hong

Sihitech Company Limited

Hong Wu

Yun Shi

Dong Wang

Steve Shiping Dai

Rebecca B. Le

Chun Zheng

Xun Yang

Weihua Hong

Lijing Ren

Yanmei Wang

Danhui Ma

Xinmin Yu

c/o Yucheng Technologies Limited

F/9, Tower D, Beijing Global Trade Center

36 North Third Ring Road East, Dongcheng District

Beijing 100013, People’s Republic of China

+(86) 10 5913-7700

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Weidong Hong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

2

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Sihitech Company Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

3

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Yun Shi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,472,878 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,472,878 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,472,878 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14.	TYPE OF REPORTING PERSON IN

4

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Hong Wu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 225,952 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 225,952 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,952 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14.	TYPE OF REPORTING PERSON IN

5

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Dong Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 344,206 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 344,206 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 344,206 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14.	TYPE OF REPORTING PERSON IN

6

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Steve Shiping Dai
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 140,000 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 140,000 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 140,000 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON IN

7

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Rebecca B. Le
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 71,885 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 71,885 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,885 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

8

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Chun Zheng
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 180,656 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 180,656 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,656 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14.	TYPE OF REPORTING PERSON IN

9

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Xun Yang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 75,189 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 75,189 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,189 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON IN

10

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Weihua Hong
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,480 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 17,480 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,480 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDESCERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14.	TYPE OF REPORTING PERSON IN

11

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Lijing Ren
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,000 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 60,000 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14.	TYPE OF REPORTING PERSON IN

12

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Danhui Ma
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,434 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 31,434 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,434 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14.	TYPE OF REPORTING PERSON IN

13

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Yanmei Wang
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 954,429 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 954,429 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 954,429 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14.	TYPE OF REPORTING PERSON IN

14

CUSIP No.	G98777108

1.	NAME OF REPORTING PERSON: Xinmin Yu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 147,266 Ordinary Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 147,266 Ordinary Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,266 Ordinary Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14.	TYPE OF REPORTING PERSON IN

15

This Schedule 13D/A (this "Schedule 13D/A") is filed jointly by Mr. Weidong Hong (“Mr. Hong”), Sihitech Company Limited (“Sihitech”), Ms. Yun Shi (“Ms. Shi”), Ms. Hong Wu (“Ms. Wu”), Mr. Dong Wang ("Mr. Wang"), Mr. Steve Shiping Dai (“Mr. Dai”), Ms. Rebecca B. Le (“Ms. Le”), Mr. Chun Zheng (“Mr. Zheng”), Mr. Xun Yang (“Mr. Yang”), Ms. Weihua Hong (“Ms. WH Hong”), Ms. Yanmei Wang (“Ms. Wang”), Ms. Danhui Ma (“Ms. Ma”), Ms. Xinmin Yu (“Ms. Yu”) and Mr. Lijing Ren (“Mr. Ren”, together with Mr. Hong, Sihitech, Ms. Shi, Ms. Wu, Mr. Wang, Mr. Dai, Ms. Le, Mr. Zheng, Mr. Yang, Ms. WH Hong, Ms. Ma, Ms. Yu, and Ms. Wang are collectively referred to as the “Reporting Persons”).

With respect to the Reporting Persons, this Schedule 13D/A represents Amendment No. 1 to the initial statement on Schedule 13D with respect to the Company filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on August 15, 2012. With respect to Mr. Hong, Humfield International Limited and Sihitech, this Schedule 13D/A represents Amendment No. 2 to the initial statement on Schedule 13D with respect to the Company filed jointly by Mr. Hong, Humfield International Limited and Sihitech with the SEC on May 22, 2012, as amended and supplemented to date. With respect to Ms. Shi, this Schedule 13D/A represents Amendment No. 4 to the initial statement on Schedule 13D with respect to the Company filed by Ms. Shi with the SEC on July 19, 2010, as amended and supplemented to date. With respect to Ms. Wang and Mega Capital Group Services Limited, this Schedule 13D/A represents Amendment No. 2 to the initial statement on Schedule 13D with respect to the Company filed by Ms. Wang with the SEC on November 28, 2006, as amended and supplemented to date.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 27, 2012, the Company, held a special meeting of its stockholders (the "Special Meeting") at Beijing Global Trade Center, Tower D, Floor 9, 36 North Third Ring Road East, Dongcheng District, Beijing 100013, People’s Republic of China. At the Special Meeting, the Company voted in favor of the proposal to approve the agreement and plan of merger, dated as of August 13, 2012 (the "Merger Agreement"), by and among New Sihitech Limited ("Parent"), New Sihitech Acquisition Limited, a British Virgin Islands corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which Merger Sub merged with and into the Company, with the Company continuing as the surviving entity and a subsidiary of Parent (the “Merger”).

On December 27, 2012, pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. As the Merger was approved by the requisite percentage of the Company's shareholders, each of the Company’s outstanding ordinary shares was cancelled in exchange for the right to receive $3.90 per share in cash without interest and net of any applicable withholding taxes, other than the shares owned by Mr. Hong and his affiliate Sihitech, which were cancelled for no consideration (“Founder Shares”), and (b) the shares owned by certain employees, officers and other shareholders of the Company, including Mr. Shi, Mr. Wang, Ms. Wu, Ms. Hong, Mr. Dai, Mr.Yang, Mr. Zheng, Mr. Ren, Mr. Wang, Ms. Ma, Ms. Le and Ms. Yu (collectively, the “Rollover Shareholders”), which survived the Merger and remain outstanding (the “Rollover Shares”).

On December 27, 2012, pursuant to the terms of the Merger Agreement, in connection with the effectiveness of the Merger, each share of restricted stock awarded under the Company’s 2006 Performance Equity Plan (other than (a) shares of restricted stock granted to Mr. Hong, which would be cancelled for no consideration and (b) shares of restricted stock granted to the Rollover Shareholders, which were to be vested at the effective time of the merger and remain outstanding) were cancelled and converted into the right to receive $3.90 in cash without interest, net of any applicable withholding taxes.

On December 27, 2012, by virtue of the Merger, each ordinary share of the Company held in the treasury of the Company or owned, directly or indirectly, by Holdco, Parent, Merger Sub or any wholly-owned subsidiary of the Company immediately prior to December 27, 2012 was canceled without consideration therefor. On December 27, 2012, by virtue of the Merger, each ordinary share of Merger Sub issued and outstanding immediately prior to December 27, 2012 was converted into and became one validly issued, fully paid and nonassessable ordinary share of the Surviving Corporation (the “Private Stock”). The Private Stock is not registered under Section 12 of the Exchange Act.

16

Upon the consummation of the merger, the Company became a subsidiary of Parent, beneficially owned by the Buyer Group. As a result of the merger, the Company's shares will cease to trade on the NASDAQ Global Select Market ("NASDAQ") and will become eligible for delisting from NASDAQ.

Pursuant to a certain voting support agreement, dated as of August 13, 2012 (the "Voting Agreement") entered between Parent and the Voting Shareholders who owned approximately 29.1% of the outstanding ordinary shares of the Company prior to the time of the effective merger, the Voting Shareholders appeared at the Special Meeting or otherwise caused their shares of the Company to be counted as present thereat for the purpose of establishing a quorum, and voted or caused to be voted at such meeting all their shares of the Company in favor of the approval of the Merger Agreement and the approval of other actions contemplated by the Merger Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 7.06 to the Schedule 13D, and is incorporated herein by reference in its entirety as Exhibit 7.02.

Pursuant to a certain contribution agreement by and among Parent, Mr. Hong and certain of his affiliates listed on Schedule A of the said agreement (the "Founder") and the Rollover Shareholders dated August 13, 2012 (the "Contribution Agreement"), the Founder would contribute all of the Founder's right, title and interest in and to the Founder Shares to Parent prior to the closing of the Merger in exchange for 0.016677 Parent shares issued by Parent. The Rollover Shares would survive the Merger and each Rollover Shareholder would continue to beneficially own the Rollover Shares following the closing of the Merger pursuant to the Contribution Agreement. The Rollover Shareholders would also waive any right to receive $3.90 per share in cash under the Contribution Agreement. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which has been filed as Exhibit 7.05 to the Schedule 13D and is incorporated herein by reference in its entirety as Exhibit 7.03.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) Not applicable

(c) Other than the transactions described in Item 4 of this Schedule D/A, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares of the Issuer during the 60 days preceding the filing of this Amendment.

(d)-(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description in item 4 of this Amendment is incorporated herein by reference, and is qualified in its entirety by the full text of the Merger Agreement, which was filed as Exhibit 7.02 to the Schedule 13D and is incorporated herein by reference in its entirety as Exhibit 7.01.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.01: Joint Filing Agreement by and among the Reporting Persons, dated August 15, 2012 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on August 15, 2012).

Exhibit 7.02: Merger Agreement, by and among the Company, Parent and Merger Sub, dated August 13, 2012 (incorporated herein by reference to Exhibit 7.02 of the Schedule 13D filed on August 15, 2012)

Exhibit 7.03: Voting Agreement, by and among the Voting Shareholders and Parent, dated August 13, 2012 (incorporated herein by reference to Exhibit 7.06 of the Schedule 13D filed on August 13, 2012)

Exhibit 7.04: Contribution Agreement, by and among the Reporting Persons and Parent, dated August 13, 2012 (incorporated herein by reference to Exhibit 7.05 of the Schedule 13D filed on August 13, 2012)

17

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	December 28, 2012

Weidong Hong

By:	/s/Weidong Hong

Sihitech Company Limited

By:	/s/Weidong Hong
Name:	Weidong Hong
Title:	Director/Officer

YUN SHI

By:	/s/Yun Shi

HONG WU

By:	/s/Hong Wu

DONG WANG

By:	/s/Dong Wang

STEVE SHIPING DAI

By:	/s/Steve Shiping Dai

CHUN ZHENG

By:	/s/Chun Zheng

XUN YANG

By:	/s/Xun Yang

WEIHUA HONG

By:	/s/Weihua Hong

18

LIJING REN

By:	/s/Lijing Ren

YANMEI WANG

By:	/s/Yanmei Wang

DANHUI MA

By:	/s/Danhui Ma

XINMIN YU

By:	/s/Xinmin Yu

REBECCA B. LE

By:	/s/Rebecca B. Le

19